+852 2514-7660	dfertig@stblaw.com

October 10, 2019

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andrew Blume, Staff Accountant
Jennifer Thompson, Accounting Branch Chief

Re:	Alibaba Group Holding Limited
Form 20-F for the Fiscal Year Ended March 31, 2019
Filed June 5, 2019
File No. 1-36614

Ladies and Gentlemen:

On behalf of our client Alibaba Group Holding Limited (the “Company”), we are submitting this letter in response to your correspondence dated September 26, 2019 (the “September 26 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on June 5, 2019.

In the September 26 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff when the Company will respond.  The Company respectfully advises the Staff that it continues to work on its responses and that it will require additional time in order to respond fully to your letter due in part to the week-long public holiday in China that ran from October 1, 2019 through October 7, 2019.

The Company is therefore requesting an extension until October 25, 2019 and expects to respond no later than that date.

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In the meantime, please do not hesitate to contact me at +852-2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

cc:                                Daniel Yong Zhang, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel and Secretary

Alibaba Group Holding Limited